FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

For the month of May, 2004

CHAI-NA-TA CORP.

Unit 100 – 11300 No. 5 Road

Richmond, British Columbia

V7A 5J7

Attachments:

1.

News Release dated May 10, 2004

2.

Interim Consolidated Financial Statements

3.

Management’s Discussion and Analysis

4.

Certificate of Interim Filings During Transition Period – CEO

5.

Certificate of Interim Filings During Transition Period – CFO

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F – [X]     Form 40-F – [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes – [   ]      No – [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-___________

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHAI-NA-TA CORP.

SIGNED “WILMAN WONG”

Date: May 10, 2004

Wilman Wong

Chief Financial Officer/Corporate Secretary

Chai-Na-Ta Corp.	Unit 100 – 11300 No. 5 Road Richmond, BC Canada V7A 5J7
FOR IMMEDIATE RELEASE	Toll Free in Canada & USA: 1-800-406-ROOT (7668) Telephone: (604) 272-4118 Facsimile: (604) 272-4113
TSX: “CC” OTCBB: “CCCFF” Web: www.chainata.com

Chai-Na-Ta Corp. Reports 2004 First Quarter Results

RICHMOND, BRITISH COLUMBIA – May 10, 2004 – Chai-Na-Ta Corp. (TSX: “CC”; OTCBB: “CCCFF”), the world’s largest supplier of North American ginseng, today announced its results for the 2004 first quarter. Net earnings decreased to $0.5 million, or $0.02 per basic share, in the quarter ended March 31, 2004 from $1 million, or $0.07 per basic share, in the same period last year.

Revenue declined to $2.2 million in the 2004 first quarter from $6.4 million in the prior year period.

“Notwithstanding the first quarter softness in our results, we continue to expect that Chai-Na-Ta’s operating income, net earnings and balance sheet will strengthen in 2004 from 2003 levels,” said William Zen, Chairman and Chief Executive Officer.

“Ginseng root prices rose sharply in the 2004 first quarter and, combined with the strength of the Canadian dollar in relation to the Hong Kong dollar, led buyers in China and Hong Kong to defer purchasing decisions. We believe that this trend affected the industry as a whole,” Mr. Zen said.

“Chai-Na-Ta’s average selling price for its 2003 harvest rose to $29 per pound during the 2004 first quarter, from $17 per pound in the same period last year – and $19 per pound for 2003 as a whole. The decrease in net earnings in the first quarter of 2004 resulted mainly from the reduction in sales. However, we anticipate lower average prices and a corresponding improvement in sales during the next six months,” added Mr. Zen.

Higher average prices for the 2003 harvest were largely responsible for a gross margin increase to 51% of sales in the 2004 first quarter from 29% in the prior year period.

In the quarter ended March 31, 2004, selling, general and administrative expenses of $0.4 million, or 17% of revenue, were unchanged from $0.4 million, or 7% of revenue, in the same period last year.

Chai-Na-Ta’s balance sheet remains strong. Current liabilities fell to $1.8 million at March 31, 2004 from $2.7 million at December 31, 2003.

Chai-Na-Ta Corp., based in Richmond, British Columbia, is the world’s largest supplier of North American ginseng. The Company farms, processes and distributes North American ginseng as bulk root, and supplies processed material for the manufacture of value-added ginseng-based products.

This news release contains forward-looking statements that reflect the Company’s expectations regarding future events. These forward-looking statements involve risks and uncertainties, and actual events could differ materially from those projected. Such risks and uncertainties include, but are not limited to, the success of the Company’s ongoing research programs, general business conditions, and other risks as outlined in the Company’s periodic filings, Annual Report, and Form 20-F.

FOR FURTHER INFORMATION PLEASE CONTACT:

Chai-Na-Ta Corp.

Wilman Wong

Chief Financial Officer/Corporate Secretary

(604) 272-4118 or (Toll Free) 1-800-406-7668

(604) 272-4113  (FAX)

E-mail:  info@chainata.com

Website: www.chainata.com

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2004

The following discussion and analysis reviews the operating results, financial position and liquidity, risks and industry trends affecting the financial results of Chai-Na-Ta Corp.  This commentary should be read in conjunction with the unaudited interim consolidated financial statements of the Company and related notes thereto.  The discussion and analysis should also be read in conjunction with the 2003 annual audited financial statements and MD&A on the Company’s website. Amounts are expressed in Canadian dollars, unless otherwise specified.

Some of the statements made in this MD&A are forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives, or goals, including words to the effect that the Company or management expects a stated condition or result to occur.  Since forward-looking statements address future events and conditions by their very nature, they involve inherent risks and uncertainties.  Actual results in each case could differ materially from those currently anticipated in such statements.

OVERVIEW

Chai-Na-Ta Corp. is the world’s largest supplier of North American ginseng.  Since its inception, the Company has grown from a farming operation into a vertically integrated organization embracing farming, bulk processing, distribution and marketing of North American ginseng and value-added nutraceutical products.  The Company is headquartered in Richmond, British Columbia, Canada, with farming operations in both Ontario and British Columbia.  The Company’s wholly owned subsidiary in Hong Kong is responsible for the marketing and distribution of its products in China, Hong Kong and Southeast Asia.

RESULTS OF OPERATIONS

Revenue decreased to $2.2 million in the first quarter of 2004 from $6.4 million in the previous year period.  The decrease in revenue was mainly due to the sharp increase in average price for the 2003 harvest and the persistent strong Canadian dollars, which led buyers in China and Hong Kong to defer purchasing decisions for the first quarter of 2004. The Company expects average price will soften and sales increase in the next two quarters.

Cost of goods sold was 49% of sales revenue in the first quarter of 2004, compared to 71% in the previous year period.

Gross margin rose to 51% of sales in the first quarter of 2004 from 29% for the same period last year.  The significant increase in 2004 is mainly due to sales of 2003 harvest at a higher average price of $29 per pound which was committed to in 2003.

For the three months ended March 31, 2004 selling, general and administrative expenses were stable at $0.4 million, or 17% of revenue, compared to $0.4 million, or 7% of revenue for the same period last year.

Other income reflected foreign exchange gain or loss, interest income and other miscellaneous items.

Net earnings reduced to $0.5 million, or $0.02 per basic share, compared to $1 million, or $0.07 per basic share for the corresponding period last year.  The decrease in net earnings resulted primarily from the reduction in sales in the first quarter of 2004.

The Company did not declare any dividends on any class of shares during the period ended March 31, 2004 or for any period in the previous three fiscal years ended December 31, 2003.

QUARTERLY RESULTS OF OPERATIONS

The following table sets forth unaudited quarterly information for each of the eight quarters ended June 30, 2002 through March 31, 2004.  This information has been derived from unaudited interim consolidated financial statements that, in the opinion of the Company’s management, have been prepared on a basis consistent with the audited annual consolidated financial statements.

(Stated in Thousands of Canadian Dollars except per share amounts)	2004	2003				2002
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Total revenue	2,230	4,800	485	4,871	6,425	3,328	3,835	3,129

Operating profit (loss)	743	2,039	(33)	252	1,440	664	(377)	(344)

Net earnings (loss)	506	1,176	(53)	403	1,025	684	(249)	(193)

Net earnings (loss) per share:
Basic	0.02	0.08	(0.00)	0.03	0.07	0.05	(0.02)	(0.01)
Diluted	0.01	0.03	(0.00)	0.01	0.03	0.02	(0.02)	(0.01)

Ginseng crops are harvested in the fall every year, so revenue and earnings usually tend to be higher in the fourth quarter of the year and the first two quarters of the following year as the harvested roots are sold. Significant fluctuations in revenue and earnings in any period are impacted by the quantity and quality of root sold and the selling price of such root.

LIQUIDITY AND CAPITAL RESOURCES

The cash surplus from operations was $2.4 million for the three months ended March 31, 2004, compared with $4.6 million for the same period in 2003. The Company believes that its ability to generate sufficient amounts of cash in the short term and the long term and to maintain financial capacity for planned growth is adequate and remains substantially unchanged since December 31, 2003.

Cash used in financing activities for the first quarter of 2004 and 2003 was primarily for the repayment of bank operating loan and short-term borrowings respectively.

Cash used in investing activities primarily represents capital expenditures to enhance farm operations.

The Company believes that its existing cash resources, bank loans and cash flows from operations are sufficient to fund expected capital requirements and operating expenditures through 2004.

As at March 31, 2004, the Company had the following contractual obligations and commercial commitments:

Contractual Obligations	Payments Due by Period
(Stated in Canadian Dollars)
	Total	Less Than One Year	2-3 Years	3-4 Years	After 5 Years
Long-term debt	121,915	44,605	46,700	30,610	-

Operating Leases	138,672	87,067	49,458	2,147	-

Agricultural Land Leases	2,505,081	554,211	1,370,250	563,620	17,000

Total Contractual	2,765,668	685,883	1,466,408	596,377	17,000
Obligations

There have been no material changes in the above contractual obligations including payments due for each of the next five years and thereafter, since December 31, 2003.

The following commitments are not included in the Contractual Obligations table above as such commitments were entered into after March 31, 2004.

The purchase of agricultural land for consideration of $743,000 was substantially completed during April 2004 with a closing date expected in May 2004.

The Company also has plans to construct a processing facility in Ontario during 2004 with total expenditures for construction and related equipments of $1.3 million. In April 2004, the Company entered into a building contract at an approximate cost of $500,000 to construct the facilities.  A deposit of $52,000 was paid with construction to commence in May 2004.

The Company has agreed to indemnify a landlord with respect to any environmental contamination for certain leased premises.   As the Company does not expect to incur any costs in connection with this indemnification, no amounts have been accrued as of March 31, 2004.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and other disclosures as at the end of or during the reporting periods.  Actual results may differ from these estimates and from judgments made under different assumptions or conditions.

The following items require the most significant estimates and judgments in the preparation of the Company’s financial statements:

Inventory

The Company periodically reviews the carrying value of inventory to determine if write-downs are required to state the inventory at the lower of cost and net realizable value.  The determination of net realizable value reflects management’s best estimate of the expected selling price of the roots as well as consideration of qualitative factors such as size, shape, colour and taste.  The carrying value of inventory also reflects management’s expectation that the inventory will eventually be sold.  Although management does not believe that provisions are required to align the carrying value of certain inventory with market values, future events may indicate that the inventory is not saleable or that such inventory is not saleable at prices above carrying value.

Ginseng Crops

The Company uses the full absorption costing method to value its ginseng crops and periodically reviews their carrying value for evidence of impairment.  Included in the cost of crops are seed, labour, applicable overhead, interest and supplies required to bring a crop to harvest.  The determination of impairment requires complex calculations and significant management estimation with respect to future costs to bring the crop to harvest; demand for and the market price of harvested ginseng roots; and expectations as to the yield and quality of ginseng roots harvested.  The estimation process is further complicated by the relatively long growing cycle of three to four years and the fact that roots remain underground.  Although the Company’s assumptions reflect management’s best estimates, future events may result in materially different outcomes with respect to the recoverability of ginseng crop costs.

RECENT ACCOUNTING PRONOUNCEMENTS

Stock-Based Compensation

Effective January 1, 2004, the Company was required to adopt the recommendations of CICA Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments” which requires the use of the fair value based method in accounting for stock-based compensation. This change in accounting policy has been applied on a cumulative retroactive basis without restatement of individual prior periods.  The effect of adopting the new recommendations for the fair value of options granted since January 1, 2002 have been reflected as at January 1, 2004 as an adjustment to opening retained earnings on the statement of deficit. Previously, compensation expenses related to the fair value of such options were disclosed on a pro-forma basis in a note to the financial statements.  The fair value of all future stock-based compensation will be charged directly to the statement of operations as incurred.

There was no compensation expense related to stock options for the period ended March 31, 2004.

Asset Retirement Obligations

Effective January 1, 2004, the Company adopted the provisions of CICA Handbook Section 3110 “Asset Retirement Obligations” which focus on the recognition, measurement and disclosure of liabilities for obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. The adoption of this new standard did not have a significant impact on the Company's consolidated financial statements.

Impairment of Long-Lived Assets

Effective January 1, 2004, the Company adopted the provisions of CICA Handbook Section 3063 “Impairment of Long-Lived Assets” which establishes standard for the recognition, measurement and disclosure of the impairment of non-monetary long-lived assets, including property, plant and equipment, intangible assets with finite useful lives, deferred pre-operating costs and long-term prepaid assets. The adoption of this new standard did not have a significant impact on the Company's consolidated financial statements.

Hedging Relationships

Effective January 1, 2004, the Company adopted the recommendations of the Accounting Guideline AcG-13 with respect to “Hedging Relationships”. This guideline presents its view on the identification, designation, documentation and effectiveness of hedging relationships for the purpose of applying hedge accounting. The adoption of this guideline did not have a significant impact on the Company's consolidated financial statements.

RISKS AND UNCERTAINTIES

The Company’s revenue and earnings are affected by the world price of ginseng root, which is determined by reference to factors including the supply and demand for North American ginseng root, negotiations between buyers and sellers, the quality and aesthetic characteristics of the root and the relative strength of the Canadian dollar to the currency used by the Company’s customers.  A percentage change in the market price of ginseng root tends to have a corresponding impact on the revenue reported by the Company.

The Company’s revenue is derived principally from the sale of ginseng roots to a limited number of customers that are concentrated in Asian markets.  In order to manage its credit risk, the Company carefully monitors credit terms, investigates credit history and grants credit to customers with established relationships or acceptable credit ratings.  Payments or deposits are usually received before shipments of inventory.  Inventory may be held as security until payment is received, when such relationships have not been established. As the Company’s significant customers do not necessarily use the ginseng themselves but instead distribute the ginseng to smaller wholesalers, distributors and retailers, the Company does not believe that it is economically dependent on any one customer, nor that the loss of any one wholesaler would impact the ability of the Company to market roots through other channels. There can be no assurance, however, that adverse changes in the above noted factors will not materially affect the Company’s business, financial condition, operating results and cash flows.

The Company identifies Canada as the primary economic environment in which it operates and uses the Canadian dollar as its functional currency.  A minor portion of the Company’s revenue and receivables are denominated in U.S. dollars and Hong Kong dollars and the Company is also exposed to foreign exchange risk through its net investment in a self-sustaining foreign subsidiary. The Company monitors its exposure to foreign exchange risk and balances its foreign currency holdings to reduce exposures to any one currency by repatriating any excess funds.

Interest income from cash and cash equivalent and interest expense from bank borrowings are subject to interest rate changes. Interest income and interest expense fluctuate directly with changes in interest rates.

OUTLOOK

The Company will continue its balanced planting strategy in Ontario and British Columbia to minimize farming risks and enhance the stability of its business. The Company also consider the feasibility of establishing a presence in Wisconsin, a growing area in the U.S. where the quality of root is considered better and therefore prices for ginseng originating from this area have historically been the highest.

In May 2004, a showroom will be opened in our purchased property in Richmond to display and promote the Company’s graded root, as well as ginseng-related herbal products.  The Company will expand into higher-margin products like CNT 2000™, a standardized ginseng powder extract that will start selling this year.

ADDITIONAL INFORMATION

Additional information with respect to the Company is available on the SEDAR website at www.sedar.com

Richmond, British Columbia

May 7, 2004

CHAI-NA-TA CORP.

Interim Consolidated Financial Statements
Three months ended March 31, 2004

(Unaudited - Prepared by Management)

CHAI-NA-TA CORP.

Consolidated Balance Sheets

(Unaudited)

	March 31	December 31
In thousands of Canadian dollars	2004	2003
	$	$
ASSETS
Current assets
Cash and cash equivalents	1,009	506
Accounts receivable and other receivables	1,472	2,907
Inventory	8,349	9,041
Ginseng crops	5,309	4,916
Prepaid expenses and other assets	193	67
	16,332	17,437
Ginseng crops	13,129	11,732
Property, plant and equipment (net of accumulated depreciation)	6,535	6,950
	35,996	36,119
LIABILITIES
Current liabilities
Bank indebtedness	-	1,790
Accounts payable and accrued liabilities	516	458
Customer deposits	1,201	388
Current portion of long-term debt	40	40
	1,757	2,676
Long-term debt	82	86
Future income taxes	2,443	2,185
	4,282	4,947
SHAREHOLDERS' EQUITY
Share capital	38,226	38,200
Contributed surplus	347	-
Cumulative translation adjustments	40	18
Deficit	(6,899)	(7,046)
	31,714	31,172
	35,996	36,119
On behalf of the Board:
“William Zen”	“Steven Hsieh”
William Zen	Steven Hsieh
Director	Director

CHAI-NA-TA CORP.

Consolidated Statements of Deficit

(Unaudited)

	Three months ended
in thousands of	March 31	March 31
Canadian dollars	2004	2003
	$	$
Balance, beginning of period	(7,046)	(9,597)

Change in accounting policy for stock based
compensation (Note 1b)	(359)	-

Net earnings for the period	506	1,025
Balance, end of period	(6,899)	(8,572)

CHAI-NA-TA CORP.

Consolidated Statements of Operations

(Unaudited)

	Three months ended
in thousands of	March 31	March 31
Canadian dollars (except per share amounts)	2004	2003
	$	$
Revenue	2,230	6,425
Cost of goods sold	1,100	4,541
	1,130	1,884

Selling, general, and
administrative expenses	379	444
Interest on short-term debt	8	-
	387	444
Operating income	743	1,440

Other income (loss)	21	(11)
Income before taxes	764	1,429
Provision for income taxes	258	404

NET EARNINGS FOR THE PERIOD	506	1,025

Basic earnings per share	$ 0.02	$ 0.07
Diluted earnings per share	$ 0.01	$ 0.03

Weighted average number of shares used to calculate basic earnings per share	24,268,079	14,264,508

Weighted average number of shares used to calculate diluted earnings per share	34,841,908	34,663,657

CHAI-NA-TA CORP.

Consolidated Statements of Cash Flows

(Unaudited)

	Three months ended
in thousand of	March 31	March 31
Canadian dollars	2004	2003
	$	$
OPERATING ACTIVITIES
Net earnings for the period	506	1,025
Items not affecting cash
Depreciation and amortization	11	19
Future income taxes	258	404
Net earnings after items not affecting cash	775	1,448
Changes in non-cash operating assets
and liabilities (Note 5)	2,606	4,077
Changes in non-current cash crop costs	(1,005)	(905)
	2,376	4,620
FINANCING ACTIVITIES
Bank indebtedness	(1,790)	-
Short-term borrowings	-	(3,632)
Repayment of long term debt	(4)	(113)
Issuance of shares for cash	14	-
	(1,780)	(3,745)
INVESTING ACTIVITIES
Purchase of property, plant and equipment, net	(102)	(332)
EFFECT OF EXCHANGE RATE CHANGES
ON CASH AND CASH EQUIVALENTS	9	(55)
NET INCREASE IN CASH AND
CASH EQUIVALENTS	503	488
CASH AND CASH EQUIVALENTS
BEGINNING OF THE PERIOD	506	2,757
CASH AND CASH EQUIVALENTS
END OF THE PERIOD	1,009	3,245
Represented by:
Cash	1,009	2,245
Term deposits	-	1,000
	1,009	3,245

CHAI-NA-TA CORP.

Notes to the Interim Consolidated Financial Statements

(Unaudited)

1.  Summary of significant accounting policies

a)  Interim financial statements

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) except that certain information and note disclosures normally included in the Company’s annual consolidated financial statements have not been presented. These interim consolidated financial statements and notes should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2003.  These interim consolidated financial statements are subject to seasonality due to the timing of crop harvesting which typically occurs in the fall and the timing of subsequent sales and may not be indicative of results to be expected for the year ending December 31, 2004.

The interim consolidated financial statements follow the same accounting policies and methods of computation as the most recent annual consolidated financial statements, except for the change in accounting policy for stock-based compensation as described in Note 1(b).

b)  Stock-based compensation

Effective January 1, 2004, the Company was required to adopt the recommendations of CICA Handbook Section 3870 which requires the use of fair value based method in accounting for stock based compensation.  This change in accounting policy has been applied on a cumulative retroactive basis without restatement of individual prior periods.  The effect of adopting the new recommendations for the fair value of options granted since January 1, 2002 have been reflected as at January 1, 2004 as an adjustment to opening retained earnings on the statement of deficit.  Previouly, compensation expenses related to the fair value of such options were disclosed on a pro-forma basis in a note to the financial statements. The fair value of all future stock-based compensation will be charged directly to the statement of operations as incurred.

There was no compensation expense related to the stock options for the period ended March 31, 2004.

c)  Use of estimates

The presentation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and other disclosures as at the end of or during the reporting periods.  Significant estimates are used for, but not limited to, the accounting for doubtful accounts, net realizable value of assets, future income taxes and contingencies.  Actual results may differ from those estimates.

2.  Earnings per common share

Basic earnings per share is computed by dividing net earnings available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of common shares by including other common shares equivalents in the weighted average number of common shares outstanding for a period, if dilutive. Common share equivalents consist of convertible preferred shares and the incremental number of shares issuable upon the exercise of stock options.

(in thousands except per share amounts) Three months ended	Net earnings (numerator)	Number of Shares (denominator)	Earnings per share
	$		$
March 31, 2004
Basic	506	24,268	0.02
Effect of common share equivalents	-	10,574	(0.01)
Diluted	506	34,842	0.01

March 31, 2003
Basic	1,025	14,265	0.07
Effect of common share equivalents	-	20,399	(0.04)
Diluted	1,025	34,664	0.03

3.  Share capital

	Number of
In thousands	Shares	Amount

Common Shares
Balance as at December 31, 2003	24,265	31,125
Issued for stock options exercised	19	25
Balance as at March 31, 2004	24,284	31,150

Preferred Shares
Balance as at December 31, 2003 and March 31, 2004	10,399	7,076
		38,226

4. Stock Options

Options to purchase 591,000 shares are outstanding and exercisable as at March 31, 2004 as follows:

	Number outstanding	Number exercisable	Weighted average exercise price ($ / share)	Weighted average contractual life in years

Granted in 2000	10,000	10,000	$ 0.68	1.00
Granted in 2003	581,000	581,000	0.73	4.71
	591,000	591,000	$ 0.73	4.65

As at March 31, 2003, there were 10,000 exercisable options outstanding.

Information regarding the Company's stock options as at March 31, 2004 is summarized as follows:

	Number of shares	Exercise price range ($ / share)

Outstanding as at December 31, 2003	610,000	0.68 - 0.73
Exercised	19,000	0.73
Outstanding as at March 31, 2004	591,000	0.68 - 0.73
Exercisable as at March 31, 2004	591,000	0.68 - 0.73

5.  Changes in non-cash operating items

	Three months ended
in thousands of	March 31	March 31
Canadian dollars	2004	2003
	$	$
Accounts receivable and other receivables	1,464	72
Inventory	675	4,396
Ginseng crops	(280)	(196)
Prepaid expenses and other assets	(126)	(5)
Accounts payable and accrued liabilities	34	(31)
Customer deposits	839	(159)
	2,606	4,077

6.  Segmented Information

The Company operates in one industry segment and three geographic regions.

	Three months ended
in thousands of	March 31	March 31
Canadian dollars	2004	2003
External revenue from operations located in:	$	$
Canada	-	8
Other North America	-	168
Far East	2,230	6,249
	2,230	6,425
Intersegment revenue from operations located in:	$	$
Canada	2,615	5,058
Other North America	-	-
Far East	-	-
	2,615	5,058
Net earnings from operations located in:	$	$
Canada	480	572
Other North America	-	70
Far East	26	383
	506	1,025

Long-lived assets comprise of all assets not classfied as current assets.

	Three months ended
in thousands of	March 31	March 31
Canadian dollars	2004	2003
Long-lived assets from operations located in:	$	$
Canada	19,661	18,698
Other North America	-	-
Far East	3	15
	19,664	18,713

Major customers:

For the three months ended March 31, 2004, revenue consisted of sales primarily to two customers, which accounted for $1,411,200 and $812,700 respectively, from the Far East geographic region. (March 31, 2003 - two customers which accounted for $4,364,856 and $1,851,300).

7.  Commitments and Guarantees

a)

The purchase of agricultural land for consideration of $743,000 was substantially completed during April 2004 with a closing date expected in May 2004.

b)

The Company has plans to construct a processing facility in Ontario during 2004 with total expenditures for construction and related equipments of $1.3 million. In April 2004, the Company entered into a building contract at an approximate cost of $500,000 to construct the facilities. A deposit of $52,000 was paid with construction to commence in May 2004.

c)

The Company has agreed to indemnify a landlord with respect to any environmental contamination for certain leased premises.   As the Company does not expect to incur any costs in connection with this indemnification, no amounts have been accrued as of March 31, 2004.

Certificate of Interim Filings during Transition Period

Form 52-109FT2

I, William Zen, Chairman and Chief Executive Officer of Chai-Na-Ta Corp., certify that:

1.

I have review the interim filings (as this term is defined in Multilateral Instrument 52-109 Certificate of Disclosure in Issuers’ Annual and interim Filings) of Chai-Na-Ta Corp., (the issuer) for the interim period ending March 31, 2004;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flow of the issuer, as of the date and for the periods presented in the interim filings.

Date: May 7, 2004

              “ William Zen”

_______________________________________

William Zen

Chairman and Chief Executive Officer

Chai-Na-Ta Corp.

Certificate of Interim Filings during Transition Period

Form 52-109FT2

I, Wilman Wong, Chief Financial Officer of Chai-Na-Ta Corp., certify that:

1.

I have review the interim filings (as this term is defined in Multilateral Instrument 52-109 Certificate of Disclosure in Issuers’ Annual and interim Filings) of Chai-Na-Ta Corp., (the issuer) for the interim period ending March 31, 2004;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flow of the issuer, as of the date and for the periods presented in the interim filings.

Date: May 7, 2004

                “Wilman Wong”

_______________________________________

Wilman Wong

Chief Financial Officer

Chai-Na-Ta Corp.